(d)(1)(i)

March 21, 2014

Mr. Todd Modic

ING Investments LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

Pursuant to the Investment Management Agreement, dated May 7, 2013, as amended, between ING Intermediate Bond Portfolio and ING Investments, LLC (the “Agreement”), we hereby notify you of our intention to modify the breakpoints to the annual investment management fee for ING Intermediate Bond Portfolio (the “Portfolio”), effective the close of business on March 21, 2014.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement. The Amended Schedule A, which indicates the additional breakpoints to the annual investment management fee for the Portfolio, is attached hereto.

Please signify your acceptance to the modified breakpoints to the annual investment management fee for the aforementioned Portfolio by signing below.

Very sincerely,

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
ING Intermediate Bond Portfolio

ACCEPTED AND AGREED TO:

ING Investments, LLC

By:	/s/ Todd Modic
Name:	Todd Modic
Title:	Senior Vice President, Duly Authorized

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Intermediate Bond Portfolio

AMENDED SCHEDULE A

with respect to the

INVESTMENT MANAGEMENT AGREEMENT

between

ING INTERMEDIATE BOND PORTFOLIO

and

ING INVESTMENTS, LLC

Series	Effective Date	Annual Investment Management Fee (as a percentage of daily net assets)

ING Intermediate Bond Portfolio	Close of Business on March 21, 2014	0.40% on first $4 billion 0.38% on next $3 billion 0.36% on assets in excess of $7 billion